Via Facsimile and U.S. Mail
Mail Stop 6010

May 4, 2009

Mark G. Foletta
Senior Vice President, Finance and CFO
Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, CA 92121

Re: Amylin Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 0-19700

Dear Mr. Foletta:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1. Please revise your business section to provide a description of the material terms of the agreement with each below identified third party, including, but not limited to, payment provisions, material obligations under the agreement, term and termination provisions. In addition, please file copies of the agreements. Alternatively, please provide us with a detailed analysis which

> supports your apparent conclusion that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

- Ypsomed AG. On page 28 you disclose that you rely on Ypsomed AG for the supply of the SYMLIN pen components and cartridges. In addition, you disclose that there are a limited number of cartridge manufacturers and disposable pen manufacturers.

- Hollister-Stier Laboratories LLC. On page 28 you disclose that you rely on Hollister-Stier Laboratories LLC for the assembly of the SYMLIN pen components and cartridges.

- Parsons. On page 15 you disclose that you are working with Parsons, a group with significant experience in the design and construction of pharmaceutical manufacturing facilities, to complete the design, construction and validation of a facility in West Chester, Ohio to manufacture exenatide once weekly. On page 29 you disclose that you are dependent on Parsons to assist you in the construction and commissioning of the manufacturing facility.

Exenatide Once Weekly Manufacturing, page 15

2. Please revise your disclosure regarding the development and license agreement with Alkermes to disclose all the material terms of this agreement, including, but not limited to, payment provisions not previously redacted by an appropriate grant of confidential treatment by the Division of Corporation Finance, material obligations under the agreement, term and termination provisions. Please specifically include in your disclosure of the payment provisions the aggregate milestone payments and the range of potential royalty payments (i.e. "low single digits" or "high single digits") under the agreement.

Patents, Proprietary Rights, and Licenses, page 17

3. You disclose that in the United States a patent term extension of 1,586 days has been granted for SYMLIN and a patent term extension of 1,287 days has been granted for BYETTA. Please expand your disclosure to provide the specific date upon which these patent extension terms expire.

Item 11. Executive Compensation

Director Compensation, incorporated from page 38 of your definitive proxy statement

4. Pursuant to footnote two, Ginger Graham, one of your directors, has a significantly greater aggregate number of option awards than your other

directors as of December 31, 2008. Item 402(k)(3) of Regulation S-K requires you to provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in this Table. Please revise your disclosure to provide a narrative description as to why Ms. Graham has a significantly greater number of option awards than your other directors listed in the table.

Critical Accounting Policies and Estimates
Product Returns, page 49

5. You disclose that you will accept returns of products that are damaged or defective when received by the wholesale customer or for any unopened product during the period beginning six months prior to and up to 12 months subsequent to its expiration date. Please revise your disclosure here and in the financial statements to clarify:

- whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;
- whether or not the returned product is resalable;
- how you account for your estimate of returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It also may be helpful to provide us an example showing the journal entries made.

Note 1 – Summary of Significant Accounting Policies
Concentrations of Risk, page F-7

6. You disclose that your top four customers represent 95% of product sales in 2008. However, on page F-8 you disclosed that revenues attributed to your top 3 customers accounted for 79% of your sales thus implying that your fourth customer accounted for about 16% of your product sales in 2008. Please disclose the name of your fourth significant customer since it appears to be a significant concentration of risk. Refer to Item 101(C)(1)(vii) of Regulation S-K.

Note 3 – Other Financial Information, page F-17

7. Please disclose the significant items that comprise the $34 million balance in other current liabilities. Please refer to Rule 5.02 of Regulation S-X.

Note 4 – Collaborative Agreements
Collaboration with Eli Lilly and Company, page F-19

8. You amended the co-promotion agreement with Lilly in 2008. Under the amended agreement your sales force co-promotes Cialis in the United States. Please disclose what you mean by "We are currently evaluating this element of the co-promotion arrangement with Lilly."

9. You received a cash payment of $125 million from Eli Lilly under a supply agreement which you disclose represents an amount to compensate you for the cost of carrying Lilly's share of the capital investment made in your manufacturing facility in Ohio. Please revise your disclosures to:

- Explain what you mean by "Lilly's share of the capital investment." Please also quantify Lilly's percentage share, if any in your manufacturing facility.

- Explain your accounting treatment with regards to the $125 million payment received from Lilly. It is unclear why a portion of the payment represents reimbursement of interest costs capitalized and the remainder is deferred collaborative revenue when it appears that it represents reimbursement of the costs of the facility.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant